Stolt Offshore S.A.                                                 [Stolt Logo]


NEWS RELEASE

                                           Julian Thomson / Fiona Harris
                                           Stolt Offshore S.A.
                                           UK +44 1224 718436
                                           US +1 887 603 718436
                                           julian.thomson@stoltoffshore.com

                                           Patrick Handley (UK) / Tim Payne (US)
                                           Brunswick Group
                                           UK +44 207 404 5959
                                           US +1 212 333 3810
                                           phandley@brunswickgroup.com
                                           tpayne@brunswickgroup.com

                  Stolt Offshore S.A. Announces Results for the
              Fourth Quarter and Full Year ended November 30, 2003

London, England - February 18, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced unaudited results for the fourth quarter and full year ended November 30, 2003.

Financial Highlights
--------------------------------------- ------------------------------------- ----------------------------------
In Millions                                      4th Quarter Ended                        Full Year
-----------
(except per share data)                      Unaudited          Unaudited        Unaudited         Audited
                                             Nov.30.03          Nov.30.02        Nov.30.03        Nov.30.02
--------------------------------------- -------------------- ---------------- ---------------- -----------------
Net Operating Revenue                          $ 297.4          $ 441.1         $1,473.6          $1,437.5
Gross (Loss)/Profit                            $ (71.5)          $ (0.5)        $ (114.3)          $  42.5
Net Operating Loss                            $ (285.6)        $ (130.8)        $ (379.6)         $ (123.6)
Net Loss                                      $ (284.4)        $ (139.7)        $ (416.4)         $ (151.9)

Average Shares in Issue                           92.4             84.7             92.6              85.0

Loss per Share                                   $(3.08)          $(1.65)          $(4.50)           $(1.79)
--------------------------------------- -------------------- ---------------- ---------------- -----------------

The $416 million loss is within guidance on earnings published on November 28, 2003 and is dominated by legacy project losses of $191 million and fixed asset and joint venture impairments of $183 million, described further in this press release.

Business Highlights

o    New CEO and CFO appointed to lead Group commercial and financial recovery

o    Design and execution of Blueprint business plan:
     -    Eliminate non-essential businesses
     -    Restructure Group cost and asset base
     -    Raise new capital and secure new performance bonds

o    Commercial focus on three key global market segments:
     - SURF (Subsea construction, Umbilicals, Risers, Flowlines) in harsh environments
     - Conventional shallow water construction in regions adjacent to deepwater
     -    Subsea inspection, maintenance and repair

o    Corporate reorganisation:

     - Restructured senior management tier with new appointments to 30 out of 40 posts
     - Plan commenced to reduce total workforce by 21% through asset disposal programme (1,100 posts) and headcount reduction (400 posts)
     -    2004 target set of 15% ($15 million) reduction in SG&A costs

o    Asset base "right-sizing" programme commenced to:
     -    Raise net proceeds of $100-150 million cash for Group balance sheet
     -    Refocus asset base on target markets
     -    Fixed asset write-downs

o    Financial recovery measures:
     -    Effective cashflow management to maintain liquidity
     -    Halt legacy contract losses
     - Implementation of strict commercial criteria in contract tendering, risk assessment and management

o    Operational strengths
     -    Some strong regional performances - ex legacy contracts
     -    Majority of legacy projects complete and contract disputes settled
     - Significant project wins in early 2004 transform backlog - Ormen Lange and Greater Plutonio

Tom Ehret, Chief Executive, Stolt Offshore, said:

"While the financial performance for the year, as previously announced, is very poor it should be noted that the progress on the reconstruction of our business provides a solid platform for future growth. Stolt Offshore's market orientation and business discipline are transformed and the benefits are beginning to come through. The Company is on the way to completing the targeted reduction in fixed and operating costs and the reconfiguration of its asset base.

We are grateful that our efforts and accomplishments are being recognised by our shareholders in the form of a capital injection to a total value of up to $150 million by way of a private placement and subsequent issue. We also recognise the continued long-term support of our largest shareholder, Stolt-Nielsen S.A., who will be making a $50 million debt for equity swap. Concurrently, our lenders have provided a new $100 million bonding facility. All of these developments, post year end, are the real measure of the achievements in 2003.

I should like to thank my colleagues at Stolt Offshore for showing great determination to come through these difficult times, but most importantly, I wish to pay tribute to our customers whose support throughout the period has been invaluable in helping place Stolt Offshore on the road to recovery."

   An interview with Tom Ehret and Stuart Jackson in video/audio format can be viewed on www.stoltoffshore and www.cantos.com from 1200 hours GMT today.

Summary Operating Review

Despite the commercial difficulties presented by legacy contracts, a review of Stolt Offshore, region by region, reveals a considerable range of positive achievements. These performances and high quality work around our market-leading competencies, provide a basis for confidence in the group's recovery.

Despite the bulk of legacy contracts falling within Africa and the Mediterranean (AFMED), the region also saw some high quality work which has done much to further secure Stolt Offshore's customer relationships. The Company's work on Ceiba (Equatorial Guinea), Girassol Phase 2 (Angola) and Kizomba B (Angola) as well as the performance of our Angolan joint venture with Sonangol, Sonamet, all serve to underline our impressive local strength in West Africa and the qualities of design and execution that our customers seek. The scale of the loss in the region at $250 million, reflects $58 million of fixed asset write-offs and the impact of several poorly drawn-up and badly managed contracts in difficult environments in past years. In response, we have addressed these problems by implementing a new Group wide tender review process that incorporates strict commercial criteria in contract design and management. Furthermore, work on OGGS and Burullus is now complete and the contract disputes resolved. Bonga was 71% complete at year end and the contractual issues relating to past work have now been resolved.

In the Northern Europe and Canada region (NEC), our established North Sea operations delivered a $16 million operating profit after deducting $1million for fixed asset write-offs. Some oil companies are committing to new medium and long term drilling fixtures in the North Sea, particularly in the Norwegian sector. As the North Sea basin matures, and oil and gas extraction becomes increasingly technical in this harsh environment, we anticipate sustained demand in this region.

North America and Mexico (NAMEX) had a satisfactory year, but its headline result was compromised by the financial shortfall of the Hubline project resulting in an operating loss of $32 million, which includes $14 million of asset write-offs. The contractual disputes surrounding this project are currently in the final stages of mediation, and the regional division can now increasingly focus on the future. We believe that there are strong potential markets in this region, both in the deepwater US Gulf of Mexico and in the shallower waters of Mexico and the Caribbean.

South America (SAM) turned in a strong performance in 2003. A $17 million operating profit can, in considerable part, be attributed to the long-term nature of our service contracts with clients, often based on day rate hiring of capital assets, as well as our deep and longstanding knowledge of market conditions. We expect Brazil to remain an area of strong demand for deepwater projects in the years ahead.

Asia and the Middle East (AME) performed well, although the low volume of work in this region was the chief reason for its $7 million loss which includes $1 million for fixed asset write-offs. Stolt Offshore regards this region as a potential growth area and to that end we are relocating the Seaway Hawk to the region and strengthening the local management team.

The financial year ended on a commercially successful note with a contract award totalling approximately $280 million (including options), from the Ormen Lange license group for the installation of part of the Ormen Lange pipeline, now known as Langeled. Upon completion, this pipeline will be the longest in the world. The firm part of this contract represents full utilisation of the LB200 pipelay barge in 2005.

Summary Financial Review

Quarter review: The net loss for the quarter was $284.4 million, or $3.08 per share on net operating revenue of $297.4 million. This compared with a net loss for the comparable period in 2002 of $139.7 million or $1.65 per share on net operating revenue of $441.1 million.<F1>
--------

<F1> The weighted-average number of common share equivalents outstanding for the quarter was 92.4 million compared with 84.7 million for the same period of 2002

Full year review: For the full year ended November 30, 2003, the Company reported a net loss of $416.4 million, or $4.50 per share, including fixed asset and joint venture impairments of $183.1 million on net operating revenue of $1,474 million. This compares with a net loss of $151.9 million, or $1.79 per share, after impairment charges of $118.5 million, on net operating revenue of $1,437 million for the previous year.<F2>
--------

<F2> The weighted-average number of common share equivalents outstanding for full year was 92.6 million compared with 85.0 million for the first nine months of last year.

The results include fixed asset and joint venture impairments of $183.1 million and a cost of $17.5 million associated with the implementation of the Blueprint, including $13.0 million of redundancy related expenses. In addition, losses arising on OGGS, Burullus, Bonga and Hubline amounted to $190.8 million and we expensed costs in respect of claims of $12.5 million. For the comparable period in 2002 impairment charges amounted to $118.5 million.

The result for the year is within the guidance on earnings published on November 28, 2003. It reflects a year adversely affected by the losses on legacy contracts, the costs of implementing a major reorganisation of the company and a review of our asset base in the light of our new business focus. This review resulted in write-downs of the value of certain assets and the decision to offer a number of non-core assets for sale.

Financial Restructuring
In February 2004 the Company completed the first stage of its balance sheet restructuring through a $100 million Private Placement. This will be followed in the coming months by a Subsequent Issue of $50 million to existing shareholders of record on January 16, 2004. In addition, Stolt-Nielsen SA (SNSA) will convert $50 million subordinated debt into equity, thus providing a total $200m increase in shareholders funds. As part of the restructuring negotiations with the Banks, the Company has prepaid $30 million of debt in February and agreed a prepayment profile, contingent on the amount of equity raised in the Subsequent Issue and resolution of certain contractual disputes. The amount of the additional prepayments will be up to $60 million before the end of the year. The prepayments are in addition to the scheduled debt payments which have been met as they fall due throughout the restructuring process. As part of the restructuring SNSA converted their Class B Shares to Common Shares on a 2:1 basis.

Assuming that the above transactions are completed as planned, SNSA will cease to be a majority shareholder having reduced its interest to 44% of Stolt Offshore's single class of Common Shares with its voting interest in line with economic interest.

Stolt Offshore has also secured a new bonding facility of $100 million and has reached agreement with its bank syndicate on revised financial covenants for the remainder of the debt term. The completion of these transactions through the early part of 2004 will provide the Company with a firm equity base and the opportunity to move back to fully normalised relationships with its customers, suppliers and lenders. We expect that the new bonding facility will be sufficient to support our operations through the end of fiscal 2004, at which time we will need to arrange for additional bonding facilities to support our operations going forward.

Outlook & Current Trading

Asset Disposals: The asset disposal programme, targeting receipts of $100-150 million by end 2004 is proceeding to plan with completion of the previously announced sale of the ROV Drill Support Business to Oceaneering expected shortly. Other assets offered for sale include Serimer Dasa, Paragon Engineering Services, Paragon Litwin and six ships.

Of the six ships offered for sale, we anticipate that two will be sold shortly and that one will be profitably chartered to a third party for twelve months. Whilst continuing the effort to sell the remaining three units, the Company will continue to utilise two of them in 2004 within its own projects.

Backlog: The backlog stands at $849 million of which $556 million is for execution in 2004. We also have in excess of $900 million in recently awarded contracts including Ormen Lange and Greater Plutonio.

------------------------------- ---------------- ----------------- ---------------- -----------------
In millions                        Feb.17.04        Dec.01.03         Feb.17.03        Dec.01.02
------------------------------- ---------------- ----------------- ---------------- -----------------
Backlog (Contracts)                   $   849          $ 1 ,026         $  1,483          $  1,480
------------------------------- ---------------- ----------------- ---------------- -----------------

Current Trading: The first quarter of 2004 saw the largest deepwater contract award in Stolt Offshore's history from BP and Sonangol. The $730 million Greater Plutonio contract for the engineering, procurement, fabrication, installation of umbilicals risers and flowlines in Angola was awarded to a consortium of Stolt Offshore and Technip, $550 million representing Stolt Offshore's share of the work.

During the remainder of 2004, a number of large deepwater SURF contracts are offered for tender for a total amount expected to exceed $3 billion. The lead time for award of contracts of this type is typically lengthy and uncertain, frequently as long as six to twelve months. However, large scale deepwater projects represent the real growth driver for the offshore services industry. The more conventional markets, especially in mature areas, will be relatively flat in 2004.

Beyond 2004, our industry will continue to see the emergence of new exploration and production areas, especially in deepwater and harsh environment basins. In Africa, after Angola, Nigeria and Equatorial Guinea, we are beginning to see the next tier of deepwater provinces from such countries as the Ivory Coast and Mauritania. In India and in South East Asia, deepwater drilling has already produced sizeable discoveries in recent years. Brazil will continue to see major deepwater developments by Petrobras and the incoming international operators.

The major oil companies' drive to replace depleted reserves, coupled with the maturity of many onshore and shallow water hydrocarbon fields, provide grounds for the view that the offshore construction industry is still in the early stages of the deepwater development up-cycle.

*******************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

---------------------------------------------------------- -------------------------------------------------------------
Conference Call Information                                Replay Facility details
---------------------------------------------------------- -------------------------------------------------------------
Lines will open 10 minutes                                 This facility is available from 5pm GMT Wednesday
prior to conference call                                   February 18th 2004, until 5pm GMT Wednesday February 25, 2004

Date        :   Wednesday February 18, 2004
Time        :   3pm GMT*

Freephone Dial In Numbers:                                 Freephone Dial In Numbers:
------------------------------                             --------------------------
UK                     :   0800 953 0938                   Dialling from the UK       :  0800 953 1533
USA                    :   1 866 389 9773                  Dialling from the US       :  1866 276 1167
Norway                 :   800 16533
France                 :   0805 110 466
Italy                  :   800 783 256
Netherlands            :   0800 023 4993
                                                           International Dial In      :  +44 1452 55 00 00
International Dial In  :   +44 1452 569 113
                                                           Passcode                   :  986420 #
Reservation No          :  986420

*GMT = Greenwich Mean Time
-----------------------------------------------------------------------------------------------------------------------
Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com
-----------------------------------------------------------------------------------------------------------------------
                                   -end text-
                                 -tables follow-


                                                STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                (in thousands, except per share data)

                                                                    Three Months Ended                     Twelve Months Ended
                                                                 Unaudited         Unaudited          Unaudited           Audited
                                                               November 30,       November 30,       November 30,       November 30,
                                                                   2003               2002               2003              2002
                                                               -----------        -----------        -----------        -----------

Net operating revenue ..................................       $   297,370        $   441,069        $ 1,473,573        $ 1,437,488
Operating expenses .....................................          (368,891)          (441,588)        (1,587,868)        (1,395,007)
                                                               -----------        -----------        -----------        -----------

Gross (loss) / profit ..................................           (71,521)              (519)          (114,295)            42,481

Equity in net income of non-consolidated
  joint ventures .......................................            (1,175)            (4,230)             1,428              5,287
Administrative and general expenses ....................           (23,104)           (21,786)           (77,971)           (73,008)
Other operating (expense)/income .......................              (329)             2,157                676              8,068
Impairment of long lived fixed assets ..................          (176,522)              --             (176,522)              --
Impairment of goodwill and other intangibles ...........              --             (106,435)              --             (106,435)
Restructuring charges ..................................           (12,960)              --              (12,960)              --
                                                               -----------        -----------        -----------        -----------

Net operating loss .....................................          (285,611)          (130,813)          (379,644)          (123,607)

Interest expense, net ..................................            (7,990)            (5,558)           (24,794)           (18,240)
Foreign exchange (loss)/gain ...........................            (7,042)              (316)            (8,665)               212
                                                               -----------        -----------        -----------        -----------

Loss before taxes and minority interests ...............          (300,643)          (136,687)          (413,103)          (141,635)
Income tax benefit / (provision) .......................            17,902             (3,632)             1,255             (8,158)
                                                               -----------        -----------        -----------        -----------

Loss before minority interests .........................          (282,741)          (140,319)          (411,848)          (149,793)
Minority interests .....................................            (1,618)               595             (4,548)            (2,062)
                                                               -----------        -----------        -----------        -----------

Net loss ...............................................       $  (284,359)          (139,724)       $  (416,396)       $  (151,855)
                                                               ===========        ===========        ===========        ===========


PER SHARE DATA
Net loss per share
     Basic .............................................       $     (3.08)       $     (1.65)       $     (4.50)       $     (1.79)
     Diluted ...........................................       $     (3.08)       $     (1.65)       $     (4.50)       $     (1.79)
                                                                                                                              (4.50)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic .............................................            92,383             84,698             92,624             85,010
     Diluted ...........................................            92,383             84,698             92,624             85,010


SELECTED  INFORMATION
Capital expenditures ...................................       $     4,786        $    15,011        $    21,895        $    54,634
Depreciation and amortization ..........................       $    21,493        $    28,166        $    92,712        $    96,093

                                               STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                               CONDENSED CONSOLIDATED BALANCE SHEETS
                                                         (in thousands)
                                                                          Unaudited               Audited
                                                                        November 30,           November 30,
                                                                            2003                   2002
                                                                       ----------------       ----------------

ASSETS

     Cash and cash equivalents                                            $   73,539             $   11,672

     Other current assets (a)                                                436,243                578,703

     Fixed assets, net of accumulated depreciation                           497,842                782,843

     Other non-current assets                                                 98,175                 85,386

     Assets held for sale                                                    138,078                      -

                                                                       ----------------       ----------------
               Total assets                                              $ 1,243,877            $ 1,458,604
                                                                       ================       ================

LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                                                        $  2,473              $  15,966

     Current portion of
     long-term debt and capital lease obligations                            141,504                     17

     Accounts payable and accrued liabilities                                590,799                539,797

     Long-term debt and capital lease obligations                            293,506                335,007

     Other non-current liabilities                                            49,201                 50,760

     Liabilities held for sale                                                62,681                      -


     Shareholders' equity

          Common Shares                                                      152,524                152,524

          Class B Shares                                                      68,000                 68,000

          Paid-in-surplus                                                    404,229                416,677

          Deficit                                                          (533,888)              (117,492)

          Accumulated other comprehensive income/(loss)                       13,850                (2,652)

          Treasury stock                                                     (1,002)
                                                                                                          -

                                                                       ----------------       ----------------
               Total shareholders' equity                                    103,713                517,057

                                                                       ----------------       ----------------
               Total liabilities and shareholders' equity                $ 1,243,877             $1,458,604
                                                                       ================       ================
                                                                       ----------------       ----------------
Total interest-bearing debt and capital lease obligations, net of cash and cash equivalents, including cash balances classified as
assets held for sale                                                        $  355,572             $  339,318
                                                                       ================       ================


(a)  As at August 31, 2003 a total of $89.7 million of claims and variation orders, not formally agreed with customers, were included in Other Current Assets. The entire amount has now been settled in full, or has been fully provided for.

                                                STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                                         SEGMENTAL ANALYSIS
                                                           (in thousands)

     In Quarter 3 2003, the Company changed its method of reporting segmental information as a result of the business restructuring announced in the `Blueprint'. The information for 2002 has been restated from the prior year's presentation in order to conform to the new basis of segmentation.

     The Company has six reportable segments based on the geographic distribution of the activities as follows: the Asia and
     Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and
     Australasia; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States,
     Central America and Mexico; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the
     Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Africa and the Mediterranean (AFMED)
     region covers activities in Africa, the Mediterranean and Southern Europe; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of the SHL and NKT joint ventures, Serimer DASA and Paragon Engineering Services and Paragon Litwin. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

 -----------------------------------------------------------------------------------------------------------------------------------
 For the three months ended
 November 30, 2003                                    AME       NAMEX        NEC        AFMED       SAM       Corporate     Total
 -----------------------------------------------------------------------------------------------------------------------------------

Net operating revenue - external(a)                $ 9,843    $ 20,361    $ 73,594    $ 145,912    $14,042   $  33,618    $ 297,370
Net operating revenue - internal(b)                $   711    $  8,401    $ 31,506    $  24,106    $ 5,267   $     405    $    --
(Loss)/income from operations                      $(2,402)   $(27,350)   $(13,402)   $(116,822)   $ 5,352   $(130,987)   $(285,611)
     Interest expense, net                                                                                                $  (7,990)
     Foreign exchange loss                                                                                                $  (7,042)
 -----------------------------------------------------------------------------------------------------------------------------------
 Loss before taxes and minority
 interests                                                                                                                $(300,643)
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 For the three months ended
 November 30, 2002                                    AME       NAMEX        NEC        AFMED       SAM       Corporate     Total
 -----------------------------------------------------------------------------------------------------------------------------------

Net operating revenue - external (a)               $ 5,818    $ 35,526    $ 96,887    $ 247,406    $13,089   $  42,343    $ 441,069
Net operating revenue - internal (b)               $   534    $  9,296    $ 25,380    $  51,901    $ 3,632   $   1,454    $    --
(Loss)/income from operations                      $(3,387)   $(104,405)  $  9,418    $ (18,822)   $ 2,886   $ (16,503)   $(130,813)
     Interest expense, net                                                                                              $    (5,558)
     Foreign exchange loss                                                                                              $      (316)
 -----------------------------------------------------------------------------------------------------------------------------------
 Loss before taxes and minority
 interests                                                                                                             $   (136,687)
 -----------------------------------------------------------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------------------
 For the twelve months ended
 November 30, 2003                                    AME       NAMEX        NEC        AFMED       SAM       Corporate     Total
------------------------------------------------------------------------------------------------------------------------------------

Net operating revenue - external (a)               $26,786    $200,624    $378,851    $ 673,816    $55,984   $ 137,512    $1,473,573
Net operating revenue - internal (b)               $ 1,387    $ 41,900    $101,531    $ 100,412    $17,551   $   5,066    $    --
(Loss)/income from operations                      $(6,507)   $(32,165)   $ 15,955    $ 250,172)   $16,799   $(123,554)   $(379,644)
    Interest expense, net                                                                                                  $(24,794)
     Foreign exchange loss                                                                                                   (8,665)

------------------------------------------------------------------------------------------------------------------------------------
 Loss before taxes and minority
 interests                                                                                                             $   (413,103)
------------------------------------------------------------------------------------------------------------------------------------
 For the twelve months ended
 November 30, 2002                                    AME       NAMEX        NEC        AFMED       SAM       Corporate     Total
------------------------------------------------------------------------------------------------------------------------------------

Net operating revenue - external (a)               $25,677    $190,460    $335,625    $ 702,764    $52,012   $ 130,950    $1,437,488
Net operating revenue - internal (b)               $ 1,385    $ 52,119    $ 91,259    $ 118,672    $13,458   $   4,590    $    --
(Loss)/income from operations                      $(3,277)   $(111,728)  $ 11,035    $ (19,380)   $12,587   $ (12,844)   $(123,607)
    Interest expense, net                                                                                                  $(18,240)
    Foreign exchange gain                                                                                                 $    212

------------------------------------------------------------------------------------------------------------------------------------
 Loss before taxes and minority
 interests                                                                                                                $(141,635)
------------------------------------------------------------------------------------------------------------------------------------

(a)  Three customers each individually accounted for more than 10% of the Company's revenue for the quarter and twelve months respectively, ended November 30, 2003. The revenue from these customers was $130.1 million for the quarter and $651.0 million for the twelve months ended November 30, 2003. These revenues are attributable to the AME, NAMEX, NEC and AFMED segments. In the quarter ended November 30, 2002, one customer accounted for more than 10% of the Company's revenue, and two customers each individually accounted for more than 10% in the twelve months ended November 30, 2002. The revenue from these customers was
     $143.9 million for the quarter and $432.7 million for the twelve months and was attributable to the NEC, AFMED AME and NAMEX segments.

(b)  Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.

                                                           - more follows-

                                                STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                                         SEGMENTAL ANALYSIS
                                                           (in thousands)
                                                    Continued from previous page

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As of November 30, 2003
                                                      AME       NAMEX        NEC        AFMED       SAM       Corporate     Total
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
Segment assets                                     $38,223    $112,447    $120,194    $ 503,147    $78,345   $ 307,502    $1,159,858

Unallocated amounts:
Cash and cash equivalents (a)                                                                                             $   81,910
Restricted cash deposits                                                                                                  $    2,109

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Total assets                                                                                                              $1,243,877
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As of November 30, 2002
                                                      AME       NAMEX        NEC        AFMED       SAM       Corporate     Total
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Segment assets                                     $35,230    $140,481    $137,364    $ 585,955    $88,467   $ 457,703    $1,445,200

Unallocated amounts:
Cash and cash equivalents                                                                                                 $   11,672
Restricted cash deposits                                                                                                  $    1,732

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Total assets                                                                                                              $1,458,604
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(a)  "Cash and cash equivalents" includes cash classified under assets held for sale.

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    Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme
                        Holding, R.C. Luxembourg B 43172